UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Playtika Holding Corp.
(Name of Issuer)
Shares of Common Stock, par value of $0.01 per share
(Title of Class of Securities)
72815L 107
(CUSIP Number)
Leo Wong Shearman & Sterling 21st Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Central, Hong Kong
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 11, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

*	This statement on Schedule 13D (“Schedule 13D”) supersedes the Schedule 13G initially filed on January 27, 2021, filed by On Chau, 8th Wonder Corporation, Hotlink Investment Limited, Infinite Bandwidth Limited and Trustworthy Group Ltd., relating to common stock, par value of $0.01 per share (the “Shares”) of Playtika Holding Corp., a corporation incorporated in the State of Delaware (the “Issuer”). This Schedule 13D is being filed because the Reporting Persons (as defined below) no longer qualify to file on Schedule 13G as the beneficial ownership of On Chau exceeds 20.0% as a result of the Issuer’s tender offer (the “Tender Offer”) pursuant to the offer to purchase dated August 29, 2022, as amended and supplemented, which resulted in the Issuer reducing its total number of Shares outstanding to 360,922,005 as of September 30, 2022 after giving effect to the Tender Offer, according to the Issuer’s press release dated October 10, 2022 which was filed as Exhibit (a)(12) to the Issuer’s Schedule TO-I, as filed with the SEC on October 11, 2022.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72815L 107
1		Names of Reporting Persons. On Chau
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Hong Kong Special Administrative Region, People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 81,810,506
	8	Shared Voting Power 0
	9	Sole Dispositive Power 81,810,506
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 81,810,506
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 22.7%*
14		Type of Reporting Person (See Instructions) IN

* The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 360,922,005 outstanding common stock as disclosed by the Issuer as of September 30, 2022 after giving effect to the tender offer described in its Schedule TO-I, as filed with the SEC on October 11, 2022.

CUSIP No. 72815L 107
1		Names of Reporting Persons. 8th Wonder Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 40,905,253
	8	Shared Voting Power 0
	9	Sole Dispositive Power 40,905,253
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 40,905,253
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 11.3%*
14		Type of Reporting Person (See Instructions) CO

* The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 360,922,005 outstanding common stock as disclosed by the Issuer as of September 30, 2022 after giving effect to the tender offer described in its Schedule TO-I, as filed with the SEC on October 11, 2022.

CUSIP No. 72815L 107
1		Names of Reporting Persons. Hotlink Investment Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 40,905,253
	8	Shared Voting Power 0
	9	Sole Dispositive Power 40,905,253
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 40,905,253
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 11.3%*
14		Type of Reporting Person (See Instructions) CO

* The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 360,922,005 outstanding common stock as disclosed by the Issuer as of September 30, 2022 after giving effect to the tender offer described in its Schedule TO-I, as filed with the SEC on October 11, 2022.

CUSIP No. 72815L 107
1		Names of Reporting Persons. Infinite Bandwidth Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 40,905,253
	8	Shared Voting Power 0
	9	Sole Dispositive Power 40,905,253
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 40,905,253
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 11.3%*
14		Type of Reporting Person (See Instructions) CO

* The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 360,922,005 outstanding common stock as disclosed by the Issuer as of September 30, 2022 after giving effect to the tender offer described in its Schedule TO-I, as filed with the SEC on October 11, 2022.

CUSIP No. 72815L 107
1		Names of Reporting Persons. Trustworthy Group Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 40,905,253
	8	Shared Voting Power 0
	9	Sole Dispositive Power 40,905,253
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 40,905,253
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 11.3%*
14		Type of Reporting Person (See Instructions) CO

* The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 360,922,005 outstanding common stock as disclosed by the Issuer as of September 30, 2022 after giving effect to the tender offer described in its Schedule TO-I, as filed with the SEC on October 11, 2022.

Item 1.  Security and Issuer

This Schedule 13D (the “Statement”) relates to the Common Stock, par value of $0.01 per share (the “Shares”) of Playtika Holding Corp., a corporation incorporated in the State of Delaware (the “Issuer”), with its principal executive offices located at c/o Playtika Ltd., HaChoshlim St 8, Herzliya Pituach, Israel. The Shares of the Issuer are listed on The Nasdaq Stock Market LLC under the ticker symbol “PLTK”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

On Chau (“Ms. Chau”), 8th Wonder Corporation (“8th Wonder”), Hotlink Investment Limited (“Hotlink”), Infinite Bandwidth Limited (“Infinite”) and Trustworthy Group Ltd. (“Trustworthy”) are collectively referred to herein as “Reporting Persons,” each, a “Reporting Person”.

 (a) — (c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act. The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act with respect to the transaction described in Item 4 of this Schedule 13D.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Shares held by each other Reporting Person.

The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Ms. Chau’s present principal occupation or employment is merchant. Ms. Chau is a citizen of the Hong Kong Special Administrative Region (“Hong Kong”), the PRC. The principal business address of Ms. Chau is Rm 2506, Pacific Place Apartments, Pacific Place, 88 Queensway, Central, Hong Kong.

8th Wonder is principally an investment holding vehicle incorporated in the British Virgin Islands and 100% owned by Trustworthy. Ms. Chau indirectly holds all voting and investment powers of 8th Wonder and its assets. The principal business address of 8th Wonder is Suites 1901-2 & 14, 19th Floor, Tower 6, The Gateway, Harbour City, Kowloon, Hong Kong.

Hotlink is principally an investment holding vehicle incorporated in the British Virgin Islands and 100% owned by Infinite. Ms. Chau indirectly holds all voting and investment powers of Hotlink and its assets. The principal business address of Hotlink is Suites 1901-2 & 14, 19th Floor, Tower 6, The Gateway, Harbour City, Kowloon, Hong Kong.

Infinite is principally an investment holding vehicle incorporated in the British Virgin Islands and 100% owned by Ms. Chau. Ms. Chau directly holds all voting and investment powers of Infinite and its assets. The principal business address of Infinite is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

Trustworthy is principally an investment holding vehicle incorporated in the British Virgin Islands and 100% owned by Ms. Chau. Ms. Chau directly holds all voting and investment powers of Trustworthy and its assets. The principal business address of Trustworthy is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through III has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

To the extent required by Item 3 of Schedule 13D, the information contained in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 4.  Purpose of Transaction

On December 17, 2020, 8th Wonder and Hotlink entered into a distribution agreement (the “Distribution Agreement”) among, inter alios, Playtika Holding UK II Limited, pursuant to which each of 8th Wonder and Hotlink was distributed 40,905,253 Shares.

As announced on a Schedule TO-I filed on October 11, 2022, the Issuer has closed its tender offer (the “Tender Offer”) for the purchase of 51,813,472 Shares. The Issuer’s total number of Shares outstanding was reduced to 360,922,005 as disclosed by the Issuer as of September 30, 2022 after giving effect to the Tender Offer and, as a result, Ms. Chau’s beneficial ownership in the Issuer exceeded 20.0%.

The Reporting Persons hold the Common Stock of the Issuer for investment purposes. Although the Reporting Persons have no present intention to acquire additional securities of the Issuer, the Reporting Persons intend to regularly review their business operations, their investment in the Issuer, the business operations of the Issuer and, as a result thereof and subject to applicable laws and regulations, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by the Reporting Persons in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects, other developments concerning the Issuer and its businesses generally, other business opportunities available to the Reporting Persons, the Reporting Persons’ need for liquidity, changes in law and government regulations, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) — (b) The following information with respect to the ownership of the Shares by each of the Reporting Persons is provided as of the date of this Schedule 13D:

Reporting Person	Amount beneficially owned:	Percent of outstanding:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
On Chau	81,810,506	22.7%	81,810,506	0	81,810,506	0
8th Wonder Corporation	40,905,253	11.3%	40,905,253	0	40,905,253	0
Hotlink Investment Limited	40,905,253	11.3%	40,905,253	0	40,905,253	0
Infinite Bandwidth Limited	40,905,253	11.3%	40,905,253	0	40,905,253	0
Trustworthy Group Ltd.	40,905,253	11.3%	40,905,253	0	40,905,253	0

Ms. On Chau beneficially owns 81,810,506 Shares comprising (i) 40,905,253 Shares owned by 8th Wonder Corporation as described below and (ii) 40,905,253 Shares owned by Hotlink Investment Limited as described below.

8th Wonder Corporation, a British Virgin Islands company, beneficially owns 40,905,253 Shares. 8th Wonder Corporation is 100% owned by Trustworthy Group Ltd., a British Virgin Islands company. Ms. On Chau is the sole shareholder of Trustworthy Group Ltd. Ms. On Chau indirectly holds all voting and investment powers of 8th Wonder Corporation and its assets. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Ms. On Chau and Trustworthy Group Ltd. may be deemed to beneficially own all of the shares of common stock of the Issuer held by 8th Wonder Corporation.

Hotlink Investment Limited, a British Virgin Islands company, beneficially owns 40,905,253 Shares. Hotlink Investment Limited is 100% owned by Infinite Bandwidth Limited, a British Virgin Islands company. Ms. On Chau is the sole shareholder of Infinite Bandwidth Limited. Ms. On Chau indirectly holds all voting and investment powers of Hotlink Investment Limited and its assets. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Ms. On Chau and Infinite Bandwidth Limited may be deemed to beneficially own all of the shares of common stock of the Issuer held by Hotlink Investment Limited.

Ms. On Chau and Mr. Chuen Chung Chow are wife and husband, and as such, each of them may be deemed to beneficially own Shares of the Issuer held by the other person pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 360,922,005 outstanding common stock as disclosed by the Issuer as of September 30, 2022 after giving effect to the Tender Offer.

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
99.1	Joint Filing Agreement among Joint Filing Agreement among On Chau, 8th Wonder Corporation, Hotlink Investment Limited, Infinite Bandwidth Limited and Trustworthy Group Ltd., dated October 26, 2022.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2022

On Chau	By:	/s/ On Chau
	Name:	On Chau

8th Wonder Corporation
	By:	/s/ Cao Bo
	Name:	Cao Bo
	Title:	Director

Hotlink Investment Limited	By:	/s/ Cao Bo
	Name:	Cao Bo
	Title:	Director

Infinite Bandwidth Limited	By:	/s/ Cao Bo
	Name:	Cao Bo
	Title:	Director

Trustworthy Group Ltd.	By:	/s/ Cao Bo
	Name:	Cao Bo
	Title:	Director